SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         PRG-Schultz International, Inc.
                        --------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   69357C 10 7
                            ------------------------
                                 (CUSIP Number)

       B. Joseph Alley, Jr., Esq.                     Curtis Swinson, Esq.
        Arnall Golden Gregory LLP                Malouf Lynch Jackson & Swinson
        2800 One Atlantic Center                    600 Preston Common East
       1201 West Peachtree Street                      8115 Preston Road
       Atlanta, Georgia 30309-3450                  Dallas, Texas 75225-6342


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 22, 2002
                                 August 27, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
             Schultz PRG Liquidating Investments, Ltd.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                             (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                                    00
--------------------------------------------------------------------------------

5         Check Box if Disclosure of Legal  Proceedings is
          Required  Pursuant to Items 2(d) or 2(e)                           |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                          0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                              3,892,336(1)(2)

9                                      Sole Dispositive Power
                                                                           0

10                                     Shared Dispositive Power
                                                             3,892,336 (1)(2)

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                      3,892,336 (1)(2)

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                           /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                           6.0 percent

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    PN

================================================================================


(1) These shares are held by Schultz PRG Liquidating Investments, Inc. (the "Partnership"). The Partnership is deemed to share voting and dispositive power of the shares owned by the Partnership with PRG Schultz Liquidating Investments GP, L.L.C., the Partnership's General Partner (the "General Partner") and Howard Schultz, the Partnership's Limited Partner and sole owner of the General Partner. Mr. Howard Schultz is a Director of PRG-Schultz International, Inc.

(2) The Partnership acquired 4,450,452 shares on August 22, 2002. On August 27, 2002, the Partnership sold 558,116 shares. See Item 4. The amount reported reflects such sale.

================================================================================

1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
          PRG Schultz Liquidating Investments GP, L.L.C.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                                    00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                        0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                            3,892,336(1)(2)

9                                      Sole Dispositive Power
                                                                         0

10                                     Shared Dispositive Power
                                                           3,892,336 (1)(2)

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                      3,892,336 (1)(2)

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                           6.0 percent

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    00

================================================================================


(1) These shares are held by Schultz PRG Liquidating Investments, Inc. (the "Partnership"). PRG Schultz Liquidating Investments GP, L.L.C., the Partnership's General Partner (the "General Partner") is deemed to share voting and dispositive power of the shares owned by the Partnership with the Partnership and Howard Schultz, the Partnership's Limited Partner and sole owner of the General Partner. Mr. Howard Schultz is a Director of PRG-Schultz International, Inc.

(2) The Partnership acquired 4,450,452 shares on August 22, 2002. On August 27, 2002, the Partnership sold 558,116 shares. See Item 4. The amount reported reflects such sale.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                               Howard Schultz
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                                    00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                   0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                        3,892,336(1)(2)

9                                      Sole Dispositive Power
                                                                   0
10                                     Shared Dispositive Power
                                                        3,892,336(1)(2)
--------------------------------------------------------------------------------

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                      3,892,336 (1)(2)

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                           6.0 percent

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    IN

================================================================================


(1) These shares are held by Schultz PRG Liquidating Investments, Inc. (the "Partnership"). Mr. Howard Schultz is deemed to share voting and dispositive power of the 3,892,336 shares owned by the Partnership with the Partnership and PRG Schultz Liquidating Investments GP, L.L.C., the Partnership's General Partner of which Mr. Howard Schultz is the sole owner. Mr. Schultz is a Director of PRG-Schultz International, Inc.

(2) The Partnership acquired 4,450,452 shares on August 22, 2002. On August 27, 2002, the Partnership sold 558,116 shares. See Item 4. The amount reported reflects such sale.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     Andrew H. Schultz

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                    00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                         /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                     0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                             500,000 (1)

9                                      Sole Dispositive Power
                                                                     0

10                                     Shared Dispositive Power
                                                            500,000 (1)

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                            500,000(1)

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                 Less than one percent

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    IN

================================================================================


(1) These shares are held by The Andrew H. Schultz Irrevocable Trust, of which Mr. Schultz is the trustee and beneficiary. Andrew Schultz resigned as a Director of PRG-Schultz International, Inc. on August 27, 2002, but remains as Executive Vice President.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                          Andrew H. Schultz Irrevocable Trust
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)

--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                                    00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas

--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                    0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                             500,000(1)

9                                      Sole Dispositive Power
                                                                     0
10                                     Shared Dispositive Power
                                                            500,000 (1)

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                           500,000 (1)

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                 Less than one percent

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    OO

================================================================================

(1) These shares are held by The Andrew H. Schultz Irrevocable Trust, of which Andrew H. Schultz is the trustee and beneficiary. Andrew Schultz resigned as a Director of PRG-Schultz International, Inc. on August 27, 2002 but remains as Executive Vice President.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     The A.H. Schultz HHS (2001) GST Trust(1)
--------------------------------------------------------------------------------

2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                      00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                         /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                              0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                               0

9                                      Sole Dispositive Power
                                                              0

10                                     Shared Dispositive Power
                                                              0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                        0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                        0
--------------------------------------------------------------------------------
14        Type of Reporting Person
                                       OO

================================================================================

(1) Mr. Andrew H. Schultz is the trustee and beneficiary of The A.H. Schultz HHS (2001) GST Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     The A.H. Schultz LVS (2001) GST Trust(1)
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                    00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                               0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                                0

9                                      Sole Dispositive Power
                                                               0

10                                     Shared Dispositive Power
                                                               0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                       0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                        0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                       OO

================================================================================

(1)  Mr. Andrew H. Schultz is the trustee and beneficiary of The A.H Schultz LVS
     (2001) GST Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     Leslie Schultz(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                     00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                                 0

9                                      Sole Dispositive Power
                                                                0

10                                     Shared Dispositive Power
                                                                0

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                       0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                       0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                      IN

================================================================================


(1)  Leslie Schultz is the spouse of Howard Schultz.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                        Nate Levine(1)
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                     00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                              26,200
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                                    0

9                                      Sole Dispositive Power
                                                              26,200

10                                     Shared Dispositive Power
                                                                   0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                26,200

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                 Less than one percent

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    IN

================================================================================

(1) Mr. Levine resigned as a Director of PRG-Schultz International, Inc. on August 27, 2002.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                              Arthur N. Budge, Jr. (1)
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                 00

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                           133,295(2)
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                                    0

9                                      Sole Dispositive Power
                                                            133,295(2)

10                                     Shared Dispositive Power
                                                                    0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                           133,295 (2)

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                 Less than one percent

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    IN

================================================================================


(1)  Mr. Budge is a Director of PRG-Schultz International, Inc.
(2)  These shares are subject to currently exercisable options.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                   The Zachary Herman Schultz Trust(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)

--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                     00

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                              0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                               0

9                                      Sole Dispositive Power
                                                              0

10                                     Shared Dispositive Power
                                                              0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                    0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                     0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                    OO

================================================================================

(1)  Mr. Howard Schultz is a trustee of The Zachary Herman Schultz Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                        The Gabriella Schultz Trust(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                   00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                              0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                               0

9                                      Sole Dispositive Power
                                                              0

10                                     Shared Dispositive Power
                                                              0

--------------------------------------------------------------------------------

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                        0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                        0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                       OO

================================================================================

(1)  Mr. Howard Schultz is a trustee of The Gabriella Schultz Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                              The Samuel Joel Schultz Trust(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                                    00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                       Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                       0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                        0

9                                      Sole Dispositive Power
                                                       0

10                                     Shared Dispositive Power
                                                       0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                   0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                    0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                   OO

================================================================================

(1)  Mr. Howard Schultz is a trustee of The Samuel Joel Schultz Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     The HHS Charitable Lead Annuity Trust(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                    00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------

7                                      Sole Voting Power
                                                         0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                          0

9                                      Sole Dispositive Power
                                                         0

10                                     Shared Dispositive Power
                                                         0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                     0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                     0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                     OO

================================================================================

(1) Messrs. Andrew H. Schultz and Daniel A. Schultz and Ms. Jaynie Romaner serve as co-trustees.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     Daniel A. Schultz(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                           0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                            0

9                                      Sole Dispositive Power
                                                           0

10                                     Shared Dispositive Power
                                                           0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                   0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                   0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                  IN

================================================================================

(1) Mr. Daniel A. Schultz is the trustee and beneficiary of The D.A. Schultz HHS (2001) GST Trust and The D.A. Schultz LVS (2001) GST Trust. Mr. Daniel
     A. Schultz is also co-trustee of The HHS Charitable Lead Trust and LVS Charitable Lead Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     Jaynie Schultz Romaner(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                     00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                      0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                       0(1)

9                                      Sole Dispositive Power
                                                      0

10                                     Shared Dispositive Power
                                                      0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                    0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                     0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                    IN

================================================================================

(1) Ms. Jaynie Schultz Romaner is the trustee and beneficiary of The J.S. Romaner HHS (2001) GST Trust and The J.S. Romaner LVS (2001) GST Trust. Ms. Romaner is also co-trustee of The HHS Charitable Lead Trust and LVS Charitable Lead Trust.

================================================================================
          Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     The LVS Charitable Lead Annuity Trust(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                   00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                           /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                         0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                          0

9                                      Sole Dispositive Power
                                                         0

10                                     Shared Dispositive Power
                                                         0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                       0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                           /_/

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                        0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                       OO

================================================================================

(1) Messrs. Andrew H. Schultz and Daniel Schultz and Ms. Jaynie Schultz Romaner are co-trustees of The LVS Charitable Lead Annuity Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     The D.A. Schultz HHS (2001) GST Trust(1)
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                    00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                           0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                            0

9                                      Sole Dispositive Power
                                                           0

10                                     Shared Dispositive Power
                                                           0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                       0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                       0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                      OO
================================================================================

(1) Mr. Daniel A. Schultz is the trustee and beneficiary of The D.A. Schultz HHS (2001) GST Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     The J.S. Romaner HHS (2001) GST Trust(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                         0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                          0

9                                      Sole Dispositive Power
                                                         0

10                                     Shared Dispositive Power
                                                         0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                 0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                 0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                                OO
================================================================================

(1) Ms. Jaynie Schultz Romaner is the trustee and beneficiary of The J.S. Romaner HHS (2001) GST Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     The D.A. Schultz LVS (2001) GST Trust(1)
--------------------------------------------------------------------------------

2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)

--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------

4         Source of Funds
                               00
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                              Texas
--------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                          0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                           0

9                                      Sole Dispositive Power
                                                          0

10                                     Shared Dispositive Power
                                                          0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                               0
--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13        Percent of Class Represented by Amount in Row (11)
                               0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                              OO

================================================================================

(1) Mr. Daniel A. Schultz is the trustee and beneficiary of The D.A. Schultz LVS (2001) GST Trust.

================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                     The J.S. Romaner LVS (2001) GST Trust(1)

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                (a)/X/
                                                                          (b)
--------------------------------------------------------------------------------

3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds
                                00
--------------------------------------------------------------------------------

5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                            /_/

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                               Texas
--------------------------------------------------------------------------------

7                                      Sole Voting Power
                                                          0
          NUMBER OF SHARES
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                           0

9                                      Sole Dispositive Power
                                                          0

10                                     Shared Dispositive Power
                                                          0


--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                               0

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                              0

--------------------------------------------------------------------------------
14        Type of Reporting Person
                              OO

================================================================================

(1) Ms. Jaynie Schultz Romaner is the trustee and beneficiary of The J.S. Romaner LVS (2001) GST Trust.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed by the following (collectively, the "Reporting Persons"):

          Schultz PRG Liquidating Investments, Ltd. (the "Partnership");
          PRG  Schultz   Liquidating   Investments  G.P.,   L.L.C.(the  "General
            Partner")
          Howard Schultz;
          Andrew H. Schultz;
          Andrew H. Schultz Irrevocable Trust;
          Leslie Schultz;
          Nate Levine;
          Arthur N. Budge, Jr.;
          Daniel A. Schultz;
          Jaynie Schultz Romaner
          The Zachary Herman Schultz Trust;
          The Gabriella Schultz Trust;
          The Samuel Joel Schultz Trust;
          The  HHS  Charitable  Lead  Annuity  Trust;  The  LVS
          Charitable  Lead  Annuity  Trust;   The  Daniel  Alan
          Schultz  HHS  (2001) GST  Trust;  The Jaynie  Schultz
          Romaner  HHS  (2001) GST  Trust;  The  Andrew  Harold
          Schultz HHS (2001) GST Trust; The Daniel Alan Schultz
          LVS (2001) GST Trust;  The Jaynie Schultz Romaner LVS
          (2001) GST Trust;  and The Andrew Harold  Schultz LVS
          (2001) GST Trust


     (b) The business address for Schultz PRG Liquidating Investments, Ltd., PRG Schultz Liquidating Investments GP, L.L.C., Howard Schultz, Leslie Schultz, The Zachary Herman Schultz Trust, The Gabriella Schultz Trust and The Samuel Joel Schultz Trust is 9241 LBJ Freeway, Suite 100, Dallas, Texas 75243. The business address for Andrew H. Schultz, The Andrew H. Schultz Irrevocable Trust, The A. H. Schultz HHS (2001) GST Trust, The A.H. Schultz LVS (2001) GST Trust, The HHS Charitable Lead Annuity Trust and The LVS Charitable Lead Annuity Trust is 11553 E. Ricks Circle, Dallas, Texas 75230. The business address for Daniel Schultz, The D.A. Schultz HHS (2001) GST and the D.A. Schultz LVS
          (2001)  GST Trust is 77 Saxton  Hill  Road,  Essex  Junction,  Vermont
          05452. The business address for Jaynie Romaner Schultz, The J.S. Romaner HHS (2001) GST and the J.S. Romaner LVS (2001) GST Trust is 11222 St. Michaels Drive, Dallas, Texas 75230. The business address for Nate Levine is 13355 Noel Rd. Suite 2100, Dallas, Texas 75240. The business address for Arthur N. Budge, Jr. is 4925 Greenville, Suite 1220, Dallas, Texas 75206.


     (c) Howard Schultz resigned as Chairman of the Board of PRG-Schultz on August 27, 2002 and remains as a Director. Andrew H. Schultz resigned as a Director on August 27, 2002. He will continue as Executive Vice President of PRG-Schultz. Arthur N. Budge, Jr. serves as a Director of PRG-Schultz and serves as president and chief executive officer of Five States Energy Company, LLC, an owner of a portfolio of oil and gas investments. Nate Levine resigned as a Director of PRG-Schultz on August 27, 2002 and serves as chief executive officer of ETAN Industries which owns a cable system operator. The Partnership is organized under the laws of Texas. The principal business of the Partnership is holding the shares of PRG-Schultz common stock. The General Partner is organized under the laws of Texas and its principal business is acting as the general partner of the Partnership.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.


     (f) Each individual set forth in Item 2(a) above is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On August 22, 2002, Howard Schultz, transferred 4,450,452 shares of PRG-Schultz common stock to the Partnership for no consideration.


ITEM 4.  PURPOSE OF TRANSACTION

See Item 3 of the Schedule 13D.

     This Amendment No. 3 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 4, 2002 as amended on February 22, 2002 and on March 27, 2002 by Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust, Leslie Schultz, Nate Levine, Arthur N. Budge, Jr., Harold Berman, The Zachary Herman Schultz Trust, The Gabriella Schultz Trust, The Samuel Joel Schultz Trust, The HHS Charitable Lead Annuity Trust, The LVS Charitable Lead Annuity Trust, The D.A. Schultz HHS
(2001) GST Trust,  The J.S.  Romaner HHS (2001) GST Trust,  The A.H. Schultz HHS
(2001) GST Trust,  The D.A.  Schultz LVS (2001) GST Trust,  The J.S. Romaner LVS
(2001) GST Trust and The A.H. Schultz LVS (2001) GST Trust.

         This amendment to the Schedule 13D relates to the transfer of shares of PRG- Schultz common stock from Howard Schultz to the Partnership to facilitate the sales discussed below. This amendment also relates to the sale of shares of PRG-Schultz common stock by the Partnership, Andrew Schultz, The Andrew H. Schultz Irrevocable Trust, Leslie Schultz, The Samuel J. Schultz Trust, The Gabrielle Schultz Trust, The Zachary H. Schultz Trust, The A.H. Schultz HHS
(2001) GST Trust, The A.H. Schultz LVS (2001) GST Trust, The HHS Charitable Lead Annuity Trust, The LVS Charitable Lead Annuity Trust, The D.A. Schultz HHS
(2001) GST Trust,  The J.S.  Romaner HHS (2001) GST Trust,  The D.A. Schultz LVS
(2001) GST Trust and The J.S. Romaner LVS (2001) GST Trust to four entities in private transactions. Leslie Schultz and each of the trusts other than The Andrew H. Schultz Irrevocable Trust have entered into such sales to liquidate their holdings of PRG-Schultz common stock. The Partnership currently intends to hold the unsold shares it acquired for investment. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

         (a)-(j)

     None of the Reporting Persons has any intention of acquiring control of PRG-Schultz other than Mr. Howard Schultz and Mr. Budge serving as Directors of PRG-Schultz and Mr. Andrew Schultz serving as Executive Vice President. Howard Schultz resigned as Chairman of the Board on August 27, 2002, but remains as a Director. Andrew Schultz resigned as a Director on August 27, 2002, bur remains as Executive Vice President. Nate Levine resigned as a Director on August 27, 2002. John M. Cook has been elected as the new Chairman of the Board of PRG-Schultz, and the size of the Board has been reduced from 13 to 11.

     On August 16, 2002, the following parties entered into a Stock Purchase Agreement to sell the indicated number of shares of PRG common stock to Blum
Strategic Partners II, L.P. ("Blum") and one of its affiliates on August 27, 2002 for $8.72 per share:


         The Partnership                                      279,058
         Leslie Schultz                                       376
         Andrew Schultz                                       649,707
         The Andrew H. Schultz Irrevocable Trust              1,585,001
         The A.H. Schultz HHS (2001) GST Trust                3,451
         The A.H. Schultz LVS (2001) GST Trust                3,450
         The Zachary Herman Trust                             10,194
         The Gabriela Schultz Trust                           10,193
         The Samuel Joel Schultz Trust                        10,194
         The HHS charitable Lead Annuity Trust                317,410
         The LVS Charitable Lead Annuity Trust                317,409
         The D.A. Schultz HHS (2001) GST Trust                288,016
         The J.S. Romaner HHS (2001) GST Trust                288,016
         The D.A. Schultz LVS (2001) GST Trust                288,016
         The J.S. Romaner LVS (2001) GST Trust                288,016

     On August 16, 2002, the following parties entered into a Stock Purchase Agreement to sell the indicated number of shares of PRG common stock to Berkshire Fund V Investment Corp. ("Berkshire") and one of its affiliates on August 27, 2002 for $8.72 per share:


         The Partnership                                      279,058
         Leslie Schultz                                       377
         Andrew Schultz                                       649,707
         The Andrew H. Schultz Irrevocable Trust              1,585,001
         The A.H. Schultz HHS (2001) GST Trust                3,450
         The A.H. Schultz LVS (2001) GST Trust                3,451
         The Zachary Herman Trust                             10,193
         The Gabriela Schultz Trust                           10,194
         The Samuel Joel Schultz Trust                        10,193
         The HHS charitable Lead Annuity Trust                317,409
         The LVS Charitable Lead Annuity Trust                317,410
         The D.A. Schultz HHS (2001) GST Trust                288,016
         The J.S. Romaner HHS (2001) GST Trust                288,016
         The D.A. Schultz LVS (2001) GST Trust                288,016
         The J.S. Romaner LVS (2001) GST Trust                288,016

     The Reporting Persons disclaim membership in a group with Blum and Berkshire and disclaim beneficial ownership of any of the shares that Blum and Berkshire hold.

     Pursuant to this transaction, on August 27, 2002, the Partnership granted options pursuant to a Second Option Agreement with PRG-Schultz pursuant to which PRG-Schultz has the right to purchase up to 1,446,168 shares of the common stock owned by the Partnership at $8.72 per share plus interest.

     On August 27, 2002, the Partnership entered into promissory notes with Blum and one of its affiliates whereby Blum and its affiliate agreed to lend the Partnership $12,610,585 in the aggregate, which is secured by 1,446,168 shares of the Partnership's PRG-Schultz common stock pursuant to a Pledge Agreement. Blum's and its affiliate's rights to these pledged shares are subordinate to PRG-Schultz's Second Option pursuant to a Subordination Agreement entered among Blum, its affiliate, PRG-Schultz and the Partnership.

     Similarly, on August 27, 2002, the Partnership granted options pursuant to a First Option Agreement with PRG-Schultz pursuant to which PRG-Schultz has the right to purchase up to an additional 1,446,168 shares of the common stock owned by the Partnership at $8.72 per share plus interest.

     On August 27, 2002, the Partnership entered into promissory notes with Berkshire and one of its affiliates whereby Berkshire and its affiliate agreed to lend the Partnership $12,610,585 in the aggregate, which is secured by 1,446,168 shares of the Partnership's PRG-Schultz common stock pursuant to a Pledge Agreement. Berkshire's and its affiliate's rights to these pledged shares are subordinate to the PRG-Schultz First Option pursuant to a Subordination Agreement entered among Berkshire, its affiliate, PRG-Schultz and the Partnership.

     Pursuant to the promissory notes entered into with Blum and Berkshire and their respective affiliates, Berkshire and Blum and each affiliate have the right to call any shares pledged that are not purchased by PRG-Schultz pursuant to its options, and the Partnership has the right to put to Berkshire and Blum and each affiliate any such shares that are not called.

     The Stock Purchase Agreement with Blum and its affiliate is incorporated by reference to Exhibit II to the Schedule 13D Amendment filed by certain affiliated Blum entities on August 26, 2002. The Stock Purchase Agreement with Berkshire and its affiliate is incorporated by reference to Exhibit 99.2 to the
Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002. The First Option Agreement with Berkshire is incorporated by reference to Exhibit 99.8 herein and the Form of Second Option Agreement with Blum is incorporated by reference to Exhibit 99.9 herein. The Form of Promissory Note with Blum and its and with Berkshire and its affiliate is incorporated by reference to Exhibit 99.5 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002. The Form of Pledge Agreement with Blum and its affiliate and with Berkshire and its affiliate is incorporated by reference to Exhibit 99.6 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002. The Form of Subordination Agreement with Blum and its affiliate and with Berkshire and its affiliate is incorporated by reference to Exhibit 99.7 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b)  See Items 7-13 of the cover pages.

         (c) See Item 4 above. No other transactions in PRG-Schultz' securities have been effected by an individual named in Item 2 of the Schedule 13D within the last sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of PRG-Schultz.

         (e) As of August 27, 2002, Andrew Schultz and the Andrew H. Schultz Irrevocable Trust ceased to beneficially own more than five percent of the outstanding shares of common stock of PRG-Schultz.

                  In addition, the following will cease to be included as Reporting Persons on Schedule 13D as a member of the group filing this Report for as long as they continue to own no shares of common stock of PRG-Schultz: Leslie Schultz, The A.H. Schultz HHS (2001) GST Trust, The A.H. Schultz LVS (2001) GST Trust, The Zachary Herman Trust, The Gabriela Schultz Trust, The Samuel Joel Schultz Trust , the HHS charitable Lead Annuity Trust, The LVS Charitable Lead Annuity Trust, The D.A. Schultz HHS (2001) GST Trust, The J.S. Romaner HHS (2001) GST Trust, The D.A. Schultz LVS (2001) GST Trust and The J.S. Romaner LVS (2001) GST Trust.

                  In addition, since Nate Levine no longer serves as a Director of PRG-Schultz, he will cease to be included as a Reporting Person on Schedule 13D as a member of the group filing this Report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See item 6 of the Schedule 13D and Item 6 of Amendment No. 1 to Schedule 13D filed on February 21, 2002 and Amendment No. 2 filed on April 16, 2002.

     On August 16, 2002, the parties to the shareholder agreement entered into on January 24, 2002, amended such agreement by entering into a Consent and Amendment Agreement, effective as of August 27, 2002, pursuant to which the shares of PRG-Schultz common stock being sold to Blum and Berkshire and their respective affiliates by each of the Reporting Persons will no longer be subject to the transfer, voting and other restrictions imposed by the shareholder agreement. The shares retained by the Partnership and The Andrew H. Schultz Irrevocable Trust, including the shares subject to the PRG-Schultz options and pledged to Blum and Berkshire and their respective affiliates, retain such restrictions until January 24, 2004. In addition, under this agreement, Howard Schultz, the Partnership, Andrew Schultz and the Andrew H. Schultz Irrevocable Trust agreed not to effect any transfer of PRG-Schultz common stock that such party now owns of record or acquires and to take such actions as are necessary to prevent any transfers of PRG-Schultz common stock beneficially owned by such parties, other than certain specified transfers until January 24, 2004.

     Also under this agreement, with respect to the shares owned by the Partnership and the Andrew H. Schultz Irrevocable Trust, Howard Schultz and Andrew Schultz agreed, that as to matters submitted to a vote of PRG-Schultz's shareholders, to vote and take such actions as are necessary to cause any shares of PRG-Schultz common stock beneficially owned by such parties to be voted consistent with the recommendation of a specified majority of PRG-Schultz's Board of Directors, subject to certain qualifications. In addition, Howard Schultz and Andrew Schultz agreed that they will not directly or indirectly acquire record or beneficial ownership of any shares of PRG-Schultz common stock prior to 271 days after the date of the agreement, except in connection with a recapitalization, reclassification, stock split, stock dividend, combination, subdivision or similar transaction in respect of shares of PRG-Schultz common stock. Also under this agreement, Howard Schultz and Andrew Schultz agreed to terminate the registration rights previously granted to them and the Andrew H. Schultz Irrevocable Trust.

     In addition, John Toma was released from all restrictions under the shareholder agreement and John Cook became subject to modified restrictions on transfer. The Consent and Amendment Agreement is incorporated by reference to
Exhibit 99.13 herein.

     PRG-Schultz approved an amendment to its Shareholder Protection Rights Plan (the "Plan") permitting Blum and Berkshire and their respective affiliates to acquire beneficial ownership of its shares in excess of 15% without triggering the provisions of the Plan.

ITEM      7. MATERIAL TO BE FILED AS EXHIBITS

          99.1      Asset Agreement (incorporated herein by reference to Annex A
                    to   PRG-Schultz's   Definitive  Proxy  Statement  filed  on
                    December 20, 2001).

          99.2      Stock Agreement (incorporated herein by reference to Annex B
                    to   PRG-Schultz's   Definitive  Proxy  Statement  filed  on
                    December 20, 2001).

          99.3      Shareholder Agreement  (incorporated by reference to Exhibit
                    10.3 filed with PRG-Schultz's Registration Statement on Form S-4 (333-69142) filed on September 7, 2001).

          99.4      Registration Rights Agreement  (incorporated by reference to
                    Exhibit 10.2 filed with PRG-Schultz's Registration Statement on Form S-4 (333-69142) filed on September 7, 2001).

          99.5 Stock Purchase Agreement between Blum Strategic Partners II, L.P. and certain entities and individuals dated February 21, 2002 (incorporated by reference to Exhibit 99.5 of Amendment No. 1 to Schedule 13D filed on February 21, 2002).

          99.6 Stock Purchase Agreement dated August 16, 2002 (incorporated by reference to Exhibit II to the Schedule 13D Amendment filed by certain affiliated Blum entities on August 26, 2002.)

          99.7 Stock Purchase Agreement dated August 16, 2002 (incorporated by reference to Exhibit 99.2 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002.)

          99.8      Form of First Option Agreement dated August 27, 2002

          99.9      Form of Second Option Agreement dated August 27, 2002

          99.10 Form of Promissory Note dated August 27, 2002 (incorporated by reference to Exhibit 99.5 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002.)

          99.11 Form of Pledge Agreement dated August 27, 2002. (incorporated by reference to Exhibit 99.6 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002.)

          99.12 Form of Subordination Agreement dated August 27, 2002 (incorporated by reference to Exhibit 99.7 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002.)

          99.13     Consent and Amendment Agreement dated August 16, 2002.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 30, 2002

                        Schultz PRG Liquidating Investments, Ltd.


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Sole Owner
                                 PRG Schultz Liquidating Investments GP, L.L.C. It's General Partner


                        PRG Schultz Liquidating Investments GP, L.L.C.

                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Sole Owner


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz



                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz


                                 /s/ Leslie Schultz
                        --------------------------------------------------------
                        By:      Leslie Schultz


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz


                                 /s/ Jaynie Schultz Romaner
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner


                        Andrew H. Schultz Irrevocable Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz, Trustee


                        The Zachary Herman Schultz Trust


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Trustee

                        The Gabriella Schultz Trust


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Trustee


                        The Samuel Joel Schultz Trust


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Trustee



                                 /s/ Nate Levine
                        --------------------------------------------------------
                        By:      Nate Levine


                                 /s/ Arthur N. Budge, Jr.
                        --------------------------------------------------------
                        By:      Arthur N. Budge, Jr.


                        A.H. Schultz HHS (2001) GST Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz, Trustee


                        A.H. Schultz LVS (2001) GST Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz , Trustee


                        The HHS Charitable Lead Annuity Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz, Trustee


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz, Trustee


                                 /s/ Jaynie Schultz
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner, Trustee


                        The LVS Charitable Lead Annuity Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz, Trustee


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz, Trustee


                                 /s/ Jaynie Schultz Romaner
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner, Trustee

                        The D.A. Schultz HHS (2001) GST Trust


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz, Trustee


                        The J.S. Romaner HHS (2001) GST Trust


                                 /s/ Jaynie Schultz Romaner
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner, Trustee


                        The D.A. Schultz LVS (2001) GST Trust


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz, Trustee


                        The J.S. Romaner LVS (2001) GST Trust


                                 /s/ Jaynie Schultz Romaner
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner, Trustee

                             JOINT FILING AGREEMENT


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated:  August 30, 2002


                        Schultz PRG Liquidating Investments, Ltd.


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Sole Owner
                                 PRG Schultz Liquidating Investments GP, L.L.C. It's General Partner


                        PRG Schultz Liquidating Investments GP, L.L.C.

                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Sole Owner


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz



                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz


                                 /s/ Leslie Schultz
                        --------------------------------------------------------
                        By:      Leslie Schultz


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz


                                 /s/ Jaynie Schultz Romaner
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner


                        Andrew H. Schultz Irrevocable Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz, Trustee


                        The Zachary Herman Schultz Trust


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Trustee

                        The Gabriella Schultz Trust


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Trustee


                        The Samuel Joel Schultz Trust


                                 /s/ Howard Schultz
                        --------------------------------------------------------
                        By:      Howard Schultz, Trustee



                                 /s/ Nate Levine
                        --------------------------------------------------------
                        By:      Nate Levine


                                 /s/ Arthur N. Budge, Jr.
                        --------------------------------------------------------
                        By:      Arthur N. Budge, Jr.


                        A.H. Schultz HHS (2001) GST Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz, Trustee


                        A.H. Schultz LVS (2001) GST Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz , Trustee


                        The HHS Charitable Lead Annuity Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz, Trustee


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz, Trustee


                                 /s/ Jaynie Schultz
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner, Trustee


                        The LVS Charitable Lead Annuity Trust


                                 /s/ Andrew H. Schultz
                        --------------------------------------------------------
                        By:      Andrew H. Schultz, Trustee


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz, Trustee


                                 /s/ Jaynie Schultz Romaner
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner, Trustee

                        The D.A. Schultz HHS (2001) GST Trust


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz, Trustee


                        The J.S. Romaner HHS (2001) GST Trust


                                 /s/ Jaynie Schultz Romaner
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner, Trustee


                        The D.A. Schultz LVS (2001) GST Trust


                                 /s/ Daniel A. Schultz
                        --------------------------------------------------------
                        By:      Daniel A. Schultz, Trustee


                        The J.S. Romaner LVS (2001) GST Trust


                                 /s/ Jaynie Schultz Romaner
                        --------------------------------------------------------
                        By:      Jaynie Schultz Romaner, Trustee